FORM U.S. SECURITIES AND EXCHANGE COMMISSION 4 Washington, D.C. 20549 OMB APPROVAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OMB
Number:3235-0287 Expires:April 30, 1997
Filed pursuant to Section 16(a) of the Securities
Exchange Estimated average burdenhours
per response0.5 Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
 Section 30(f) of the Investment Company Act of 1990

? Check this box if no longer subject to Section
16. Form 4 or Form 5 obligations may
Continue. See Instructions 1(b)

1. Name and Address of 2. Issuer Name and
Ticker or Trading Symbol6. Relationship of
Reporting Reporting Person Orbit International
Corp. (Nasdaq: "ORBT")Person to Issuer
(Check all applicable) X Director Sunshine
Dennis X 10% Owner X Officer (give Other
(specify title below) below) President and Chief Executive Officer

(Last) 3. IRS 4. Statement for 7. Individual or
Joint/Group Filing (Check applicable line) (First)
Number of Month/Year X Form filed by (Middle)
Reporting Person (Voluntary)May 2002one
Reporting Person c/o Orbit International Corp.
80 Cabot Court Form filed by more than one
Reporting Person (Street) 5. If Amendment,
Date of Original (Month/Year) Hauppauge New
York 11788 (City) (State) (Zip)

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY OWNED

1. Title of Security 2. Trans- action Date (Month/ Day/ Year)
3. Transaction Code4. Securities
5. Amount of Securities Beneficially Owned at End of 6.
Owner- ship Form: Direct 7. Nature
(Instr. 3) (Instr. 8)Acquired Month (D) or of Indirect
Beneficial Owner- (A) or Disposed of
(D)(Instr. 3, 4 and 5) Indirect (I) ship (Instr. 3 (Instr. 4) (Instr. 4) and 4)

Code (1) V Amount(A) or(D) (1) Price Common Stock,
 $.10 par value5/13/02 S 2,000 (D)
$4.71 5/14/02 S 2,000 (D) $4.70 5/15/02 S 2,000
(D) $4.67 5/16/02 S 2,000 (D) $4.47
5/17/02 S 2,000 (D) $4.23 FORM 4 (CONTINUED)
5/20/02 S 2,000 (D) $4.42 5/21/02 S
2,000 (D) $4.61 5/22/02 S 2,000 (D) $4.51 5/23/02 S 2,000
(D) $4.52 5/24/02 S 2,000 (D)
$4.43 5/28/02 S 2,000 (D) $4.40 5/29/02 S 2,000
(D) $4.46 5/30/02 S 2,000 (D) $4.57
5/31/02 S 2,000 (D) $4.64 163,841 (D) 231,538 (I) By spouse
Reminder: Report on a separate line for each class
 of securities beneficially owned directly or indirectly. FORM 4 (CONTINUED) TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS,
OPTIONS, CONVERTIBLE SECURITIES)
1. Title of 2. 3. Trans-action4. Transac-tion5. 6. Date
7. Title and 8. Priceof9. Numberof
DerivativeSecuritiesBeneficiallyOwned10. Owner-ship
 Derivative Security Conversion
orExercisePrice ofDerivativeSecurityDateCodeNumber ofExercisable andExpiration Date(Month/Day/Amount of at End Form 11. Na-tureof
In-directBene-ficialOwn-ership (Instr.
3) (Month/ Day/(Instr.8) Year) Derivative Securityof of(Instr. Year) Derivative SecuritiesAcquired Underlying Securities (Instr.
 (Instr. 5)Month DerivativeSecurity: 4) (A) or 3 and 4) Direct (D) or Disposed (Instr. 4) of (D) Indirect
(I) Instr. (Instr. 4) 3, 4, and 5)

Date Exer-Expira-tion Title cisable Date Amount or Number ofShares

CodeV (A) (D)
Explanation of Responses: (1) In May 2002, Dennis
Sunshine sold an aggregate of 28,000
shares of Common Stock of the Issuer pursuant to the Rule 10b5-1 Trading Plan, dated April
26, 2002 between Dennis Sunshine and UBS
PaineWebber Incorporated. ** Intentional misstatements or omissions of facts constitute Federal
 Criminal Violations. See 18 U.S.C. 1001
and 15 U.S.C. 78ff(a). June 7, 2002 __ Signature Date
Note: File three copies of this Form,
one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure. S:\dlb\Orbit Int. Corp\Form 4\Form 4
 - Sunshine - sale of 28,000 5-02.rtf